

16013427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 Mumma Road, Suite 302
(No. and Street)

Lemoyne	PA	17043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renée Lieux 717-731-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Renée Lieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Advisors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA L. STEELE, Notary Public
Boro of Wormleysburg, Cumberland County
My Commission Expires May 6, 2016

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMMONWEALTH ADVISORS, INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Commonwealth Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

goldman COMPANY

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSET:		
Cash	$	8,971
TOTAL CURRENT ASSETS	$	8,971
COMPUTER AND EQUIPMENT	$	6,743
Less accumulated depreciation	$	(5,288)
Computer and equipment - net	$	1,455
OTHER ASSET - deferred tax asset		17,553
TOTAL ASSETS	$	27,979

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES :		
Accounts payable	$	-
TOTAL LIABILITIES :	$	-
STOCKHOLDER'S EQUITY:		
Additional paid-in capital	$	115,750
Deficit	$	(87,771)
TOTAL STOCKHOLDER'S EQUITY	$	27,979
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,979

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.
The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:	$	5,807
OPERATING EXPENSES:		
Audit Fees	$	1,850
Regulatory fees		1,149
Depreciation		1,216
Accounting		350
Rent		1,743
Technology		3,160
Insurance		1,037
Total expenses	$	10,505
NET OPERATING LOSS	$	(4,698)
INCOME TAX BENEFIT		
Deferred tax benefit	$	704
NET LOSS	$	(3,994)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, DECEMBER 31, 2015	1,000	$ 110,950	$ (83,777)	$ 27,173
Capital contribution		4,800	-	4,800
Net Loss		-	(3,994)	(3,994)
Balance, DECEMBER 31, 2013	1,000	$ 115,750	$ (87,771)	$ 27,979

See Independent Auditors' Report and
Notes to Financial Statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net Loss	$	(3,994)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,216
Deferred Tax Asset		(704)
Increase (decrease) in Accounts Payable:		(5,000)
Net cash used by operating activities	$	(8,482)
FINANCING ACTIVITIES:		
Paid-in capital	$	4,800
Net cash provided by operating activities		4800
NET DECREASE IN CASH	$	(3,682)
CASH AT BEGINNING OF YEAR		12,653
CASH AT END OF YEAR	$	8,971

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

1 ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the State of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment. The depreciation expense for 2015 was $1,216.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania. These returns are generally not subject to examination for the years before 2012.
The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new informaiton is available, or when an event occurs that requires a change.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2015.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3 RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2015 there was $1743 paid to the Affiliate for rent.
As of December 31, 2015, the Company had no amount due to the Affiliate.

4 COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

5 INCOME TAXES + DEFFERED TAX ASSET

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
Federal	$ -	$(704)	$(704)

The Deferred Tax Asset is comprised of Net Operating Loss carry forwards as of December 31, 2015. They expire as follows:

Expiration year		Amount
2030	$	37
2031	$	20,100
2032	$	48,348
2033	$	26,645
2034	$	5,146
2035	$	4,699
	$	104,975

6 CONCENTRATIONS

Company revenue was earned from one customer in 2015.

7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $8,971, which was $3,971 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

8 SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 27,979
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Computer and equipment - net	(1,455)
Deferred tax asset	(17,553)
NET CAPITAL	8,971
AGGREGATE INDEBTEDNESS -	
Accounts payable	0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	$ 3,971
Net Capital in excess of the greater of 10% of AI or 120% of minimum net capital requirement	$ 2,971
Percentage of aggregate indebtedness to net capital	0.00%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)

There is no significant difference between the net capital in Part IIA of Form X-17A-5 **and the Net Capital above.**

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULES II & III

SUPPLEMENTARY SCHEDULE I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(I) of the rule.

SUPPLEMENTARY SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(I) of the rule.

goldman C P A S C O M P A N Y , P . C .

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in Commonwealth Advisors, Inc.'s Annual Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

COMMONWEALTH ADVISORS, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Commonwealth Advisors, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Commonwealth Advisors, Inc.



Renée Lieux
FINOP